UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A  (Amendment No. 4)

Under the Securities Exchange Act of 1934

National Medical Health Card Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

636918302

(CUSIP Number)

Steven B. Klinsky
New Mountain Partners, L.P.
787 Seventh Avenue
New York, NY 10019
(212) 720-0300

Copies to:

Aviva F. Diamant
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 29, 2008

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636918302	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON 00

SCHEDULE 13D
CUSIP No. 636918302	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 636918302	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636918302	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Affiliated Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636918302	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons on March 19, 2004 (as amended, the “Statement”).  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Statement.

ITEM 4.            PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by supplementing such section with the following:

Tender of Common Stock Issued Upon Conversion of Series A Preferred Stock

On March 31, 2008, Merger Sub commenced the Offer to acquire all of the outstanding shares of Common Stock pursuant to the Merger Agreement.  On April 29, 2008, in accordance with the terms of the Stockholder Agreements, the shares of Series A Preferred Stock owned by the Purchasers (and beneficially owned by the other Reporting Persons) were converted into shares of Common Stock, which were tendered in the Offer immediately upon such conversion.  On that same date, the Offer expired and Merger Sub accepted for payment all of the shares of Common Stock validly tendered in the Offer and not withdrawn, including the shares of Common Stock issued upon the conversion of the Series A Preferred Stock.  The Purchasers will receive the Offer Price in exchange for each of their shares of tendered Common Stock.

The foregoing description of the Merger Agreement and the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements.  A copy of the Merger Agreement is filed as an exhibit to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2008, and is incorporated herein by reference.  Copies of the Stockholder Agreements are filed as exhibits to the amendment to this Statement filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2008, and are incorporated herein by reference.

Resignation of Directors and Officers

Immediately following Merger Sub’s acceptance for payment of all of the shares of Common Stock validly tendered in the Offer and not withdrawn, all of the Issuer’s directors resigned from the Board, except for Michael B. Ajouz, G. Harry Durity and Daniel B. Hébert, who continued in office as “Continuing Directors” under the Merger Agreement.  Upon the consummation of the Second Step Merger, Messrs. Ajouz, Durity and Hébert ceased to be directors of the Issuer.  On April 30, 2008, Thomas W. Erickson, Stuart Diamond, Mark Adkison, Martin Magill and George McGinn resigned from their officer positions with the Issuer.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a).  As of April 29, 2008, each of Mr. Klinsky, NM, NMI, New Mountain and NMAI beneficially owned zero shares of Common Stock, representing 0.0% of the issued and outstanding shares of Common Stock.

(b).  Not applicable.

(c).  On April 29, 2008, the 6,956,522 shares of Series A Preferred Stock owned by the Purchasers (and beneficially owned by the other Reporting Persons), which had been deposited with the exchange agent for the Offer, were converted into shares of Common Stock on a one-for-one basis.  The 6,956,522 shares of Common Stock issued upon such conversion were tendered in the Offer immediately upon such conversion.  On April 29, 2008, following the expiration of the Offer, Merger Sub accepted for payment all of the 6,956,522 shares of Common Stock tendered by the Purchasers in the Offer, in exchange for which the Purchasers will receive the Offer Price for each such tendered share.

(d).  Not applicable.

(e).  April 29, 2008.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated March 19, 2004.*

99.2	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

99.3	Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Systems, Inc., dated March 18, 2004.*

99.4
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller and New Mountain Partners, L.P.*

99.5	Registration Rights Agreement, dated as of March 19, 2004, by and among National Medical Health Card Systems, Inc., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P.*

99.6	Management Rights Letter, dated March 19, 2004, between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

99.7	Stockholder Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc.**

99.8	Proxy, dated as of February 25, 2008, by New Mountain Partners, L.P.**

99.9	Stockholder Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc.**

99.10	Proxy, dated as of February 25, 2008, by New Mountain Affiliated Investors, L.P.**

99.11	Registration Rights Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P.**

99.12	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 25, 2008.**

*Filed with the Schedule 13D filed by the Reporting Persons on March 19, 2004.

**Filed with the Schedule 13D/A (Amendment No. 3) filed by the Reporting Persons on February 27, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2008

NEW MOUNTAIN GP, LLC
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN INVESTMENTS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN PARTNERS, L.P. By: New Mountain Investments, L.P., its general partner By: New Mountain GP, LLC its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

NEW MOUNTAIN AFFILIATED INVESTORS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

By:	/s/ Steven B. Klinsky
Steven B. Klinsky